Exhibit 99.17

FORM 51-102F3

MATERIAL CHANGE REPORT

UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Peak Gold Ltd.

666 Burrard Street, Suite 3110

Vancouver, British Columbia V6C 2X8

2.	Date of Material Change

May 12, 2008

3.	News Release

A news release with respect to the material change referred to in this report was issued on May 12, 2008 and subsequently filed on SEDAR.

4.	Summary of Material Change

Peak Gold Ltd. (“Peak Gold”) announced that it signed a definitive business combination agreement in connection with the previously announced business combination with Metallica Resources Inc. (“Metallica Resources”) and New Gold Inc. (“New Gold”).

5.	Full Description of Material Change

Peak Gold announced that it signed a definitive business combination agreement (the “Business Combination Agreement”) in connection with the previously announced business combination (the “Transaction”) with Metallica Resources and New Gold.

Each of Metallica Resources, New Gold and Peak Gold have scheduled shareholder meetings to be held on June 17, 2008 at which they will seek their respective shareholder approvals required in connection with the Transaction. It is anticipated that materials for such meetings will be mailed to shareholders on or about May 26, 2008. The Transaction is expected to close on or about June 30, 2008.

The Business Combination Agreement is being filed concurrently and separately as a material document on SEDAR at www.sedar.com.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Melanie Hennessey, Vice President, Investor Relations of Peak Gold Ltd. at (604) 696-4100.

9.	Date of Report

May 16, 2008.